NOTICE OF SPECIAL MEETING
TO BE HELD JULY 20, 2016

MANAGEMENT INFORMATION CIRCULAR
AND
PROXY STATEMENT

June 14, 2016

AMERICAS SILVER CORPORATION
145 King Street West, Suite 2870
Toronto, Ontario
M5H 1J8

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
July 20, 2016

Meeting Date, Location and Purpose

The Meeting will be held at 10:00 a.m. (Toronto time) on Wednesday July 20, 2016 at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Main Boardroom, Toronto, ON M5L 1B9 for the following purposes:

1.

to consider and, if deemed advisable, pass, with or without variation, an ordinary resolution, the full text of which is described under the heading “Business of the Meeting” of the Company’s management information circular (the “Circular”), authorizing the Company to issue common shares and warrants pursuant to the terms of a private placement offering of subscription receipts completed on June 14, 2016; and

2.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Notice and Access

The Company is using the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 for the delivery of its Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s Circular.

The Company urges shareholders to review the Circular before voting.

Accessing Materials online

The Circular and Proxy Form can be viewed online under the Company’s profile at www.sedar.com or at www.americassilvercorp.com/s/specialmeeting.asp.

Requesting Printed Copy of Circular

Shareholders can request that printed copies of the Circular be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR by going to the Company’s website at www.americassilvercorp.com.

To receive the Circular in advance of the proxy deposit date and Meeting Date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of June 14, 2016

BY ORDER OF THE BOARD OF DIRECTORS

Signed: “Darren Blasutti”

Darren Blasutti
President and Chief Executive Officer

AMERICAS SILVER CORPORATION
SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

TABLE OF CONTENTS

	Page		Page

GENERAL PROXY INFORMATION	5	Private Placement of Subscription Receipts	9
Notice and Access	5
Voting Process – Registered Shareholders	6	Other Matters which may come before the Meeting	12
Appointment of Proxies	6	INTEREST OF CERTAIN PERSONS IN MATTERS TO
Voting Common Shares by Proxy	6	BE ACTED UPON	12
Deadline for Receipt of Proxies	7	INTEREST OF INFORMED PERSONS IN MATERIAL
Revocation of Proxies	7	TRANSACTIONS	12
Exercise of Discretion by Proxies	7	ADDITIONAL INFORMATION	12
Voting by Non-Registered Shareholders	7	BOARD APPROVAL	13
Voting Shares and Principal Holders Thereof	9
BUSINESS OF THE MEETING	9

AMERICAS SILVER CORPORATION

MANAGEMENT INFORMATION CIRCULAR

DATED JUNE 14, 2016

GENERAL PROXY INFORMATION

This Management Information Circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Americas Silver Corporation (“Americas Silver” or the “Company”) for use at the Company’s Special Meeting (the “Meeting”) of holders (“shareholders”) of common shares (“Common Shares”) to be held on July 20, 2016 at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Main Boardroom, Toronto, ON M5L 1B9 at 10:00 a.m. (Toronto time) for the purposes set out in the accompanying Notice of Meeting.

References in this Circular to the Meeting include any adjournment or postponement thereof. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The Company may also use the services of a proxy advisory firm. The aggregate fees for any advisory proxy firm would be borne by the Company.

The record date for the Meeting is June 10, 2016 (the “Record Date”). The Record Date is the date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on July 18, 2016, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

Unless otherwise stated, the information contained in this Circular is as at June 14, 2016.

Notice and Access

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting the Circular electronically on a website that is not SEDAR, the Company must send a notice to shareholders, including non-registered shareholders, indicating that the Circular has been posted and explaining how a shareholder can access it or obtain from the Company, a paper copy of the Circular. This Circular has been posted in full on the Company’s website at www.americassilvercorp.com/s/specialmeeting.asp and under the Company's SEDAR profile at www.sedar.com.

The Company has determined that those registered and beneficial shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Circular together with the Notice of Meeting and form of proxy or voting instruction form.

The Company will deliver copies of the applicable proxy-related materials directly to registered shareholders and non-objecting beneficial owners, through the services of its registrar and transfer agent, Computershare Investor Services Inc. The Company intends to pay for the intermediaries to deliver these materials to objecting beneficial owners.

Any registered shareholder who wishes to receive a paper copy of the Circular must contact the Company’s transfer agent, Computershare Investor Services Inc., toll-free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your 15 digit control number as indicated on your Voting Instruction Form or Proxy. Any beneficial shareholder who wishes to receive a paper copy of the Circular must contact Broadridge, toll-tree, within North America - 1-877-907-7643 or direct, from Outside of North America - (905) 507-5450 and entering your 16 digit control number as indicated on your Voting Instruction Form. In order to ensure that a paper copy of the Circular can be delivered to a requesting shareholder in time for such shareholder to review the Circular and return a proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that a shareholder ensure their request is received no later than July 11, 2016.

All shareholders may call toll-free 1-866-964-0492 in order to obtain additional information regarding the Notice-and-Access Provisions up to and including the date of the Meeting, including any adjournment or postponement of the Meeting.

Voting Process – Registered Shareholders

Appointment of Proxies

The persons named in the enclosed instrument of proxy are officers and/or directors of the Company. A registered shareholder can appoint another person, who need not be a shareholder, to represent him or her at the meeting by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A registered shareholder appointing a proxy holder may indicate the manner in which the appointed proxy holder can vote with respect to any specific item by checking the space opposite the item on the proxy. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The Common Shares represented by the proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy.

Voting Common Shares by Proxy

Registered shareholders at the close of business on June 10, 2016 may vote their proxies as follows:

On the Internet:

Go to the website indicated on the proxy form and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided. Complete your voting instructions and submit your vote.

By Mail:

Complete the form of proxy and return it in the envelope provided. If you return your proxy by mail you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date, sign and return the form.

By Facsimile:

Complete the form of proxy and return it by facsimile to 1-866-249-7775 (Canada and U.S.) or 1-416-263-9524 (International). If you return your proxy by facsimile you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date, sign and return the form.

Deadline for Receipt of Proxies

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by facsimile or over the internet is by 10:00 am (Toronto time) on July 18, 2016, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. A shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof. Notwithstanding the foregoing, the Chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so.

Revocation of Proxies

A proxy submitted pursuant to this solicitation may be revoked in any manner permitted by law and by written notice, signed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney), and deposited with the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used.

A proxy submitted pursuant to this solicitation may also be revoked prior to the commencement of voting by attending the Meeting in person and registering with the scrutineers as a registered shareholder personally present.

A revocation of proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, the relevant Common Shares will be voted in favour of the passing of all the resolutions described below.

The enclosed form of proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the non-registered shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Common Shares for the broker’s clients. Therefore, non-registered shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return and voting instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Common Shares are voted at the Meeting. Common Shares beneficially owned by a non-registered shareholder are registered either:

i.

in the name of an intermediary (“Intermediary”) that the non-registered shareholder deals with in respect of the Common Shares of the Company (Intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

ii.

in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. in Canada or The Depository Trust & Clearing Corporation in the United States) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, the Company will distribute copies of the Notice of Meeting and the form of proxy, together with the Circular in the case of certain non-registered shareholders to the clearing agencies and Intermediaries for distribution to non-registered shareholders.

Intermediaries are required to forward the applicable proxy-related materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to non-registered shareholders. Generally, non-registered shareholders who have not waived the right to receive proxy-related materials will either:

i.

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre- printed form; or

ii.

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non-registered shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered shareholder when submitting the proxy. In this case, the non-registered shareholder who wishes to submit a proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed proxy is to be delivered.

In either case, the purpose of these procedures is to permit non-registered shareholders to direct the voting of the Common Shares of the Company that they beneficially own. Since only registered shareholders and their proxies may attend and vote at the Meeting, if a non-registered shareholder attends the Meeting the Company will have no record of the non-registered shareholder’s shareholding or of his, her or its entitlement to vote unless the non-registered shareholder’s nominee has appointed the non-registered shareholder as proxyholder. Therefore, a non-registered shareholder who receives one of the above forms and wishes to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered shareholder should strike out the names of the persons listed and insert the non-registered shareholder or such other person’s name in the blank space provided. In either case, non-registered shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A non-registered shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the non-registered shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

In all cases it is important that the voting instruction form or form of proxy be received by the Intermediary or its agent sufficiently in advance of the deadline set forth in the notice of meeting to enable the Intermediary or its agent to provide voting instructions on your behalf before the deadline.

Voting Shares and Principal Holders Thereof

The Record Date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is June 10, 2016. As of the Record Date, the Company had 426,308,538 Common Shares issued and outstanding. Subject to certain exceptions set out below, each Common Share carries the right to one vote on all matters to be acted on at the Meeting. Each registered shareholder on the Record Date will be entitled to vote at the Meeting or any adjournment or postponement. All such registered shareholders are entitled to attend and vote in person at the Meeting, the Common Shares held by them or, provided a completed and executed proxy has been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote by proxy at the Meeting the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

BUSINESS OF THE MEETING

Private Placement of Subscription Receipts

On June 9, 2016, the Company completed a private placement (the “Unit Offering”) of 66,666,667 units (each a “Unit”) at a price of CDN$0.30 per Unit for gross proceeds of CDN$20,000,000.10. The Unit Offering was co-led by GMP Securities L.P. and Medalist Capital Ltd., on behalf of a syndicate of agents including Cormark Securities Inc. and Mackie Research Capital Corporation (collectively, the “Agents”). Each Unit issued under the Unit Offering consisted of one Common Share and one quarter of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant entitles the holder to acquire one Common Share at an exercise price of CDN$0.39 for a period of 60 months from the close of the Unit Offering. The Company also issued 4,666,666 broker warrants to the Agents in connection with the Unit Offering (the “Unit Broker Warrants”). Each Unit Broker Warrant entitles the holder to acquire one Unit at an exercise price of CDN$0.35 per Unit, for a period of 24 months from the closing of the Unit Offering.

On June 14, 2016, the Company completed a private placement (the “SR Offering”) of 38,525,000 subscription receipts (each a “Subscription Receipt”) at a price of CDN$0.30 per Subscription Receipt for gross proceeds of CDN$11,557,500.00. The proceeds of the SR Offering, after deducting the expenses of the Agents, are being held in escrow pending the satisfaction of the escrow release conditions, including disinterested shareholder approval for the conversion of the Subscription Receipts, as discussed below. The net proceeds from both the Unit Offering and the SR Offering are expected to be used by the Company for capital programs at the Galena Complex and San Rafael Property, debt repayment, working capital and general corporate purposes.

Each Subscription Receipt entitles the holder to, upon satisfaction of the escrow release conditions, one unit (a “SR Unit”) consisting of one Common Share and one quarter of one Warrant, each whole Warrant entitling the holder to acquire one Common Share at an exercise price of CDN$0.39 for a period of 60 months from the close of the SR Offering. The Company also issued 2,696,750 broker warrants to the Agents in connection with the SR Offering (the “SR Broker Warrants”). Each SR Broker Warrant entitles the holder to acquire one SR Unit, at an exercise price of CDN$0.35 per SR Unit for a period of 24 months from the closing of the SR Offering.

The Unit Offering was announced by press release on May 20, 2016 and the SR Offering was announced by press release on May 24, 2016. The market price of the Common Shares on May 19, 2016, the last trading day prior to the public announcement of the Unit Offering, was CDN$0.31 per Common Share. The volume weighted average trading price of the Common Shares on the TSX for the five trading days ended May 18, 2016 was CDN$0.35 per Common Share, and the Units and Subscription Receipts were offered at a 14.29% discount to such average price. No new insiders were created as a result of either the Unit Offering or the SR Offering.

TSX Shareholder Approval Requirements

As part of the conditional approval of the Unit Offering and the SR Offering, pursuant to Section 607(f)(v) and Section 607(g)(i) of the TSX Company Manual (the “Manual”), the Toronto Stock Exchange (the “TSX”) aggregated the Unit Offering and the SR Offering for the purposes of Section 607(g)(i) of the Manual and the Company is required to obtain shareholder approval for the conversion of the 38,525,000 Subscription Receipts and the resulting issuance to purchasers under the SR Offering of the Common Shares and Warrants underlying the Subscription Receipts because the aggregate number of Common Shares issuable pursuant to the Unit Offering and the SR Offering is greater than 25% of the number of Common Shares of the Company, on a non-diluted basis, which were outstanding prior to the closing of the Unit Offering. The aggregate number of Common Shares issuable under the Unit Offering and the SR Offering, including Common Shares issuable upon the conversion of the Subscription Receipts and the exercise of Warrants, Unit Broker Warrants (and underlying Warrants) and SR Broker Warrants (and underlying Warrants) is 140,693,851, which, in the aggregate, represents 39.2% of the Common Shares issued and outstanding prior to the closing of the Unit Offering.

Disinterested Shareholder Approval

The TSX will require, as a condition of approving the SR Offering, that the Company obtain disinterested shareholder approval of the SR Offering. In this circumstance, "disinterested shareholder approval" means that while Shareholder approval may be obtained by ordinary resolution at the Meeting, the votes attached to the Common Shares and Common Shares underlying the Warrants that were issued to purchasers who participated in the Unit Offering cannot be cast at the Meeting. Purchasers who participated in the Unit Offering were issued 66,666,667 Common Shares (the “Disinterested Shareholders”), representing approximately 15.67% of the current issued and outstanding Common Shares, and thus such Common Shares will not form part of the vote at the Meeting for the approval of the SR Offering.

At the Meeting, the Disinterested Shareholders are being asked to consider and, if deemed appropriate, pass an ordinary resolution approving the SR Offering and the conversion of the Subscription Receipts in the form set forth below (the “Conversion Resolution”).

The Company has applied to the TSX to list the common shares issuable upon the conversion of the Subscription Receipts and final approval will be sought after the Meeting once the requisite approval of the shareholders of the Company is obtained.

If the Disinterested Shareholders do not approve the Conversion Resolution, then the Subscription Receipts will not be convertible into the underlying Common Shares and Warrants and the Subscription Receipts will be cancelled in accordance with their terms. The subscription price paid for the Subscription Receipts will be returned to the purchasers in accordance with the terms of the Subscription Receipts and the subscription receipt agreement dated June 14, 2016 between the Company, Computershare Trust Company of Canada as subscription receipt agent and GMP Securities L.P., on behalf of the Agents.

Recommendation of the Company’s Board of Directions on the Conversion Resolution

Management and the board of directors believe that the SR Offering is in the best interests of shareholders and the Company. The board of directors has unanimously approved the SR Offering, including the issuance of the Common Shares and Warrants upon conversion of the Subscription Receipts, and recommends that Disinterested Shareholders approve, by way of ordinary resolution, the Conversion Resolution set forth below.

In order to be passed, the Conversion Resolution requires the approval of a majority of the votes cast thereon by Disinterested Shareholders present in person or represented by proxy at the Meeting. The persons named in the form of proxy accompanying this Circular intend to vote FOR the Conversion Resolution, unless the shareholder of the Company who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the Conversion Resolution.

Conversion Resolution

Based on the foregoing, Disinterested Shareholders are being requested to consider and, if thought advisable, to pass the following ordinary resolution, with or without variation:

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The issuance of 38,525,000 Subscription Receipts in the capital of the Company, by way of private placement, is hereby authorized, approved, ratified and confirmed;

2.

The conversion of the Subscription Receipts for 38,525,000 Common Shares and 9,631,250 Warrants, which, would result in an aggregate number of Common Shares issuable pursuant to the Unit Offering and the SR Offering that is greater than 25% of the number of Common Shares of the Company, on a non-diluted basis, which were outstanding prior to the closing of the Unit Offering, is hereby authorized and approved as required under Section 607(g)(i) of the TSX Company Manual;

3.

The Company be and is hereby authorized and approved to make any and all such filings as may be required to comply with applicable laws relating to the creation, issue, sale and delivery of the Subscription Receipts and the underlying Common Shares and Warrants; and

4.

Any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

Other Matters which may come before the Meeting

Management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below or elsewhere herein no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or any proposed transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found under the Company’s profile at www.sedar.com. Additional financial information is provided in the Company’s annual financial statements for the fiscal year ended December 31, 2015, the notes appended thereto and in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 which can be obtained upon request to the Company or by going to the Company’s profile at www.sedar.com. The Company may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

BOARD APPROVAL

The contents and sending of this Circular have been approved by the Board. A copy of this Circular has been sent to each director of the Company, each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED this 14th day of June, 2016.

BY ORDER OF THE BOARD

Signed: “Darren Blasutti”

Darren Blasutti